China Automotive Systems, Inc.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, the People’s Republic of China

September 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski

Christopher Dunham

Re:	China Automotive Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 000-33123

Dear Ms. Gowetski and Mr. Dunham:

On behalf of China Automotive Systems, Inc. (the “Company”), we are hereby providing the following response to the comment letter from the staff of the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 14, 2023 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). To assist your review, we have presented the text of the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for the period ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 51

1.	We note your statement confirming that you are not owned or controlled by any governmental entity in such foreign jurisdiction in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed in reaching this determination and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response: The Company respectfully and supplementally advises the Staff that, in connection with concluding that the Company is not owned or controlled by a governmental entity in mainland China, the Company relied on the Schedule 13Ds, Schedule 13Gs and amendments thereto (collectively, the “Beneficial Ownership Reports”) filed by the Company’s shareholders. Based on its examination of the Beneficial Ownership Reports, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares of common stock as of March 30, 2023 (the date on which the Company filed the Form 10-K) except for Mr. Hanlin Chen, the Company’s Chairman, who beneficially owns shares of common stock of the Company in his individual capacity, through shares beneficially owned by Ms. Liping Xie, Mr. Hanlin Chen’s wife, and through shares beneficially owned by Wiselink Holding Limited, a company controlled by Mr. Hanlin Chen. Mr. Hanlin Chen has confirmed that he is not controlled by a governmental entity in mainland China.

The Company believes that reliance on the Beneficial Ownership Reports is reasonable and sufficient to conclude that it is not owned or controlled by any governmental entity because the Company’s major shareholders are legally obligated to file beneficial ownership schedules with the Commission. In connection with its determination, the Company also reviewed the responses it received to the annual questionnaire that the Company furnishes to and requires of its directors, officers and senior management in connection with its 10-K filings. The questionnaire included a question asking each director, officer and member of the Company’s senior management whether she or he is a representative of any governmental entity in the People’s Republic of China. The Company relied upon the responses to such questionnaires. The Company did not otherwise seek legal opinions or third-party certifications as the basis for its conclusions.

The Company further notes that there is no externally available public database or other reliable source that provides data on individuals’ membership status or leadership roles within the Chinese Communist Party. The Company has never received any written notice from the PRC government indicating that any of the Company’s directors, officers or members of its senior management is a representative of a governmental entity in the PRC.

In addition, the Company’s operating subsidiaries incorporated in Hong Kong, Brazil, the United States, and mainland China are either wholly or majority owned by the Company. Therefore, no governmental entity in mainland China has a controlling financial interest in any of these subsidiaries.

If you or any other member of the Staff have any questions with regard to the foregoing response, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact the undersigned (jieli@chl.com.cn).

Sincerely,

/s/ Jie Lie
Name:	Jie Lie
Title:	Chief Financial Officer

cc:	David A. Sakowitz, Esq., Winston & Strawn LLP